Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-274631 and 333-274631-02

November 8, 2023

LPL Holdings, Inc.

$750,000,000 6.750% Senior Notes due 2028

Guaranteed as to the Payment of Principal and Interest by

LPL Financial Holdings Inc.

Pricing Term Sheet

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated November 8, 2023 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated September 22, 2023 (as amended on October 17, 2023, the “Base Prospectus”) included in the registration statement (File Nos. 333-274631 and 333-274631-02) filed with the Securities and Exchange Commission (the “SEC”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and Base Prospectus to the extent inconsistent with the information contained therein.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	LPL Holdings, Inc. (the “Issuer”)

Guarantor:	LPL Financial Holdings Inc. (the “Guarantor”)

Title of Securities:	6.750% Senior Notes due 2028 (the “Notes”)

Maturity Date:	November 17, 2028

Coupon:	6.750%

Yield to Maturity:	6.767%

Spread to Benchmark:	+225 bps

Benchmark:	UST 4.875% due October 31, 2028

Benchmark Price and Yield:	101-18+; 4.517%

Issue Price:	99.929%

Principal Amount:	$750,000,000

Interest Payment Dates:	May 17 and November 17, beginning on May 17, 2024

Optional Redemption:

Make-Whole Call: Prior to October 17, 2028 (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 35 basis points less (b) interest accrued to, but excluding, the redemption date, and

(2)100%of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call: On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Joint Bookrunning Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. Citizens JMP Securities, LLC Truist Securities, Inc.

Co-Managers:

Capital One Securities, Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

BofA Securities, Inc.

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

Academy Securities, Inc.

Siebert Williams Shank & Co., LLC

Expected Ratings:*	Baa3 (Moody’s) / BBB- (S&P)

Trade Date:	November 8, 2023

Settlement Date:**	November 17, 2023 (T+7)

CUSIP:	50212Y AH7

ISIN:	US50212YAH71

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment for the Notes on or about November 17, 2023, which will be the seventh business day following the date hereof (this settlement cycle being referred to as T+7). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer and the Guarantor have filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it toll free by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.